Exhibit 99.5

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of August 15, 2022, has been entered into by and among ADC Therapeutics SA, a Swiss stock corporation (société anonyme) (the “Company”), and OR Opportunistic DL (C), L.P., a Delaware limited partnership, Owl Rock Opportunistic Master Fund II, L.P., a Delaware limited partnership, Oaktree LSL Holdings EURRC S.à r.l., a private limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg, Oaktree Specialty Lending Corporation, a Delaware corporation, Oaktree AZ Strategic Lending Fund, L.P., a Delaware limited partnership, Oaktree Strategic Credit Fund, a Delaware statutory trust, Oaktree Diversified Income Fund, Inc., a Maryland corporation, and Oaktree Loan Acquisition Fund, L.P., a Delaware limited partnership (each individually, a “Holder” and together, the “Holders”). In consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Holders hereby agree as follows:

Section 1.              Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)           “Additional Filing Deadline” means, with respect to any Registration Statements that may be required pursuant to Section 2(a)(iii), Section 2(c)(iii) or Section 3(a), (i) the tenth (10th) Business Day following the first date on which the applicable Registrable Securities may then be included in a Registration Statement if such Registration Statement is required to be filed because the SEC shall have notified the Company in writing that certain Registrable Securities were not eligible for inclusion in a previously filed Registration Statement, or (ii) if such additional Registration Statement is required for a reason other than as described in (i) above, the thirtieth (30th) day following the date on which the Company first knows that such additional Registration Statement is required.

(b)           “Additional Registration Deadline” means, with respect to any additional Registration Statement(s) required to be filed pursuant to Section 2(a)(iii) or Section 2(c)(iii), the forty fifth (45th) day following the applicable Additional Filing Deadline.

(c)           “Business Day” means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the city of New York, New York are authorized or obligated by law or executive order to close; provided, however, for clarification, bank institutions shall not be deemed to be authorized or obligated by law or executive order to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such day.

(d)           “Common Shares” means common shares, nominal value CHF 0.08 per share, of the Company.

(e)           “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder, and any successor statute.

(f)            “FINRA” means the Financial Industry Regulatory Authority, Inc. (or successor thereto).

(g)           “Filing Deadline,” for the Mandatory Registration Statement required pursuant to Section 2(a)(i), shall mean the Mandatory Registration Filing Deadline, for each Demand Registration Statement required pursuant to Section 2(c)(i), shall mean the Demand Registration Filing Deadline, for each Registration Statement required pursuant to Section 2(a)(iii) shall mean the Additional Filing Deadline, for each Registration Statement required pursuant to Section 2(c)(iii), shall mean the Additional Filing Deadline and for each Registration Statement (or post-effective amendment) filed pursuant to Section 3(a), shall mean the deadline therefor as set forth in Section 3(a).

(h)           “Foreign Private Issuer” has the meaning set forth in Rule 405 of Regulation C under the Securities Act or any successor rule thereto.

(i)            “Form S-1” means a Registration Statement on Form S-1, or if the Company is a Foreign Private Issuer, Form F-1, or in each case, any successor form of registration statement.

(j)            “Form S-3” means a Registration Statement on Form S-3, or if the Company is a Foreign Private Issuer, Form F-3, or in each case, any successor form of registration statement.

(k)           “Investor” means any Holder and any transferee or assignee who agrees in writing to become bound by the provisions of this Agreement in accordance with Section 9 hereof.

(l)            “Legal Counsel” means Latham & Watkins LLP, 505 Montgomery Street, Suite 2000, San Francisco, CA 94111, Attention: Haim Zaltzman; Jim Morrone, email: haim.zaltzman@lw.com; jim.morrone@lw.com.

(m)          “Person” means and includes any natural person, partnership, joint venture, corporation, trust, limited liability company, limited company, joint stock company, unincorporated organization, government entity or any political subdivision or agency thereof, or any other entity.

(n)           “Prospectus” means (i) any prospectus (preliminary or final) included in any Registration Statement, as may be amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the Securities Act relating to any offering of Registrable Securities pursuant to a Registration Statement.

(o)           “Purchase Agreement” means the Share Purchase Agreement, dated as of August 15, 2022, by and among the Company and the investors named on Schedule I thereto.

(p)           “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415, and such Registration Statement becoming effective under the Securities Act (whether automatic or declared effective by the United States Securities and Exchange Commission (the “SEC”)).

(q)            “Registrable Securities,” for a given Registration, means any Warrant Shares issued or issuable upon conversion of, or otherwise pursuant to, the Warrants (without giving effect to any limitations on conversion set forth in the Warrants) and any Common Shares issued or issuable pursuant to the Purchase Agreement, (i) any additional Common Shares issuable in connection with any anti-dilution provisions in the Warrants or the Purchase Agreement, (ii) any Common Shares issued or issuable as a dividend on the Warrant Shares or any Common Shares issued pursuant to the Purchase Agreement, (iii) any other Common Shares issuable pursuant to the terms of the Warrants or the Purchase Agreement, and (iv) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to any of the foregoing; provided, however, “Registrable Securities” shall not include any securities that (i) have been sold pursuant to a Registration Statement or pursuant to Rule 144, (ii) are eligible to be immediately sold to the public without registration or restriction (including without limitation as to volume by each holder thereof), and without compliance with any “current public information” requirement, pursuant to Rule 144 (assuming, in the case of Warrant Shares issuable upon exercise of outstanding Warrants, the exercise of such Warrants pursuant to a Cash Exercise), (iii) are no longer held by an Investor, (iv) are no longer outstanding, (v) are held by any Investor on or after the date that is one month after the expiry of the Warrants.

(r)            “Registration Deadline” shall mean, for purposes of any Registration Statement required pursuant to Section 2(a)(i) or Section 2(c)(i), the date that is seventy-five (75) days after the applicable Filing Deadline, and with respect to any Registration Statement required pursuant to Section 2(a)(iii), Section 2(c)(i) or Section 3(a), the Additional Registration Deadline. Any Registration Deadline (or any extension thereof) shall be automatically extended if the Company has, and continues to use, its commercially reasonable efforts to respond and resolve any comments to the Registration Statement received from the SEC. Notwithstanding the foregoing, at any time that the Company (i) is not a Foreign Private Issuer and (ii) is required to comply with Rule 3-01 of SEC Regulation S-X but is not eligible to rely upon paragraph (c) thereof, if a Registration Deadline would otherwise occur during the period beginning 45 days after the end of any fiscal year of the Company and ending on the date the Company files its Annual Report on Form 10-K for the previously completed fiscal year (the “Prior Year Annual Report”), the Registration Deadline shall be automatically extended until the Company files its Prior Year

Annual Report, provided that the Company uses commercially reasonable efforts to file the Prior Year Annual Report as soon as practicable, and in no event shall such extension of a Registration Deadline extend past the due date for the applicable Prior Year Annual Report.

(s)            “Registration Statement(s)” means any registration statement(s) of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, all amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits to, and all material incorporated by reference in, such Registration Statement.

(t)             “Rule 144” means Rule 144 under the Securities Act or any successor rule providing for the resale of restricted securities.

(u)            “Rule 415” means Rule 415 under the Securities Act or any successor rule providing for the offering of securities on a continuous basis.

(v)            “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

(w)           “Warrants” means the warrants to purchase Common Shares issued to the Holders on the date of this Agreement, as well as any warrants issued in exchange or substitution therefor or replacement thereof, as the same may be amended, restated or modified and in effect from time to time.

(x)            “Warrant Shares” means the Common Shares issuable upon exercise of the Warrants, without regard to any limitation on conversion thereof.

Section 2.              Registration.

(a)            Mandatory Registration.

(i)                  On or prior to the date that is thirty (30) Business Days after the date of this Agreement (the “Mandatory Registration Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement (the “Mandatory Registration Statement”) on Form S-3 (or, if Form S-3 is not then available, on Form S-1 or such other form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned) covering the resale of all of the Registrable Securities. The Mandatory Registration Statement, to the extent allowable under the Securities Act and the rules and regulations promulgated thereunder (including Rule 416), shall state that such Registration Statement also covers such indeterminate number of additional Common Shares as may become issuable upon exercise of or otherwise pursuant to the Warrants.

(ii)                Subject to any SEC comments, any Registration Statement pursuant to this Section 2(a) shall provide for an offering of the Registrable Securities on a continuous basis pursuant to Rule 415 and include a “plan of distribution” approved by the holders of a majority-in-interest of the Registrable Securities to be included in such Registration Statement. No Investor shall be named as an “underwriter” in the Registration Statement without the Investor’s prior written consent; provided that notwithstanding any other provision in this Agreement, if despite the Company’s compliance with Section 3(n), the SEC or the Securities Act requires such Investor(s) to be named as an “underwriter” in the Registration Statement and such Investor(s) withhold written consent to be so named, the Company’s failure to fulfill its obligations under this Section 2(a) shall, solely as a result thereof, not constitute a violation of this Agreement. Each Registration Statement (and each amendment or supplement thereto, excluding any amendment or supplement to a Registration Statement that is substantially similar to the Company’s filings under the Exchange Act, and each request for acceleration of effectiveness thereof) shall be provided to (and shall be subject to the approval, which shall not be unreasonably withheld, delayed or conditioned, of) the Investors and Legal Counsel (as defined below) prior to its filing or other submission.

(iii)              If for any reason, despite the Company’s use of its commercially reasonable efforts to include all of the Registrable Securities requested or required to be included in any Registration Statement filed pursuant to Section 2(a)(i) (and subject to Section 3(n) below), the SEC does not permit all such Registrable

Securities to be included in such Registration Statement, or for any other reason any such Registrable Securities are not then included in a Registration Statement, then the Company shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC an additional Registration Statement on Form S-3 (or, if Form S-3 is not then available, on Form S-1 or such other form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned) covering the resale of all Registrable Securities requested or required to be included in such Registration Statement filed pursuant to Section 2(a)(i) and not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415.

(b)           Piggy-Back Registration.

(i)                  If, prior to the expiration of the Registration Period (as defined below), the Company shall determine (A) to file with the SEC a registration statement under the Securities Act relating (in whole or in part) to an offering of Common Shares for its own account or for the account of any other holder of its equity securities (other than securities being registered on Form S-4, Form F-4 or Form S-8 or their then-equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans), and/or (B) otherwise to effect an underwritten offering of Common Shares (other than “at-the-market” or “registered direct” offerings on behalf of the Company), the Company shall send to each Investor written notice of such determination at least ten (10) days prior to the anticipated filing date of the registration statement and, if within three (3) days after the receipt of such notice, the Investor shall so request in writing, the Company shall use commercially reasonable efforts to include in such Registration Statement and/or include in such underwritten offering, as applicable, all or any part of such Investor’s Registrable Securities that the Investor requests to be registered and/or included in the underwritten offering, as applicable, except that if, in connection with any underwritten offering for the account of the Company, the managing underwriter(s) thereof shall advise the Company in writing, in good faith, a limitation on the number of Registrable Securities which may be included in such offering is desirable because, in such underwriter(s)’ judgment, marketing or other factors dictate the inclusion of such Registrable Securities would interfere with the public distribution, then the Company shall be obligated to include in such underwritten offering only such limited portion of the Registrable Securities with respect to which the Investor has requested inclusion hereunder as the underwriter(s) shall permit; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities to be sold for the accounts of any holders of the Company’s equity securities which are not entitled by contract to inclusion of such securities in an underwritten offering or are not entitled to pro rata inclusion with the Registrable Securities; and provided, further, however, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the contractual right to include such securities in such underwritten offering. No right to registration of Registrable Securities under this Section 2(b) shall be construed to limit any registration required under Section 2(a) hereof.

(ii)                If an Investor’s Registrable Securities are included in an underwritten offering pursuant to this Section 2(b), then such Investor shall, unless otherwise agreed by the Company, offer and sell such Registrable Securities in such underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other Common Shares included in such underwritten offering. Notwithstanding the foregoing, if, prior to the effectiveness of the registration statement described in Section Section 2(b) above, the Company determines for any reason not to proceed with the offering, the Company shall give notice to the Investors and shall be relieved of its obligation to register any Registrable Securities in connection with such registration statement.

(iii)              Notwithstanding anything to the contrary in this Agreement, the rights described in Section 2(b)(i) shall not be available with respect to any Registrable Securities (i) at such time as there is an effective Registration Statement available for the resale of the Registrable Securities, (ii) prior to initial effectiveness of the Mandatory Registration Statement or (iii) at any time during which the Company has maintained “current public information” (as such term is used in Rule 144(c)).

(c)           Demand Registration.

(i)                  Each Investor shall have the right to request (a “Demand Request”) that the Company file with the SEC a registration statement on Form S-3 (or, if Form S-3 is not then available, on Form S-1 or such other form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned) covering the resale of all of the Registrable Securities. On or prior to the date that is thirty (30) Business Days after the date of any Demand Request (the “Demand Registration Filing Deadline”), the Company shall prepare and file with the SEC a Registration Statement (the “Demand Registration Statement”) on Form S-3 (or, if Form S-3 is not then available, on Form S-1 or such other form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned) covering the resale of all of the Registrable Securities. The Demand Registration Statement, to the extent allowable under the Securities Act and the rules and regulations promulgated thereunder (including Rule 416), shall state that such Registration Statement also covers such indeterminate number of additional Common Shares as may become issuable upon exercise of or otherwise pursuant to the Warrants.

(ii)                Subject to any SEC comments, any Registration Statement pursuant to this Section 2(c) shall provide for an offering of the Registrable Securities on a continuous basis pursuant to Rule 415 and include a “plan of distribution” approved by the holders of a majority-in-interest of the Registrable Securities to be included in such Registration Statement. No Investor shall be named as an “underwriter” in the Registration Statement without the Investor’s prior written consent; provided that notwithstanding any other provision in this Agreement, if despite the Company’s compliance with Section 3(n), the SEC or the Securities Act requires such Investor(s) to be named as an “underwriter” in the Registration Statement and such Investor(s) withhold written consent to be so named, the Company’s failure to fulfill its obligations under this Section 2(c) shall, solely as a result thereof, not constitute a violation of this Agreement. Each Registration Statement (and each amendment or supplement thereto, excluding any amendment or supplement to a Registration Statement that is substantially similar to the Company’s filings under the Exchange Act, and each request for acceleration of effectiveness thereof) shall be provided to (and shall be subject to the approval, which shall not be unreasonably withheld, delayed or conditioned, of) the Investors and Legal Counsel (as defined below) prior to its filing or other submission.

(iii)              If for any reason, despite the Company’s use of its commercially reasonable efforts to include all of the Registrable Securities requested or required to be included in any Registration Statement filed pursuant to Section 2(c)(i) (and subject to Section 3(n) below), the SEC does not permit all such Registrable Securities to be included in such Registration Statement, or for any other reason any such Registrable Securities are not then included in a Registration Statement, then the Company shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC an additional Registration Statement on Form S-3 (or, if Form S-3 is not then available, on Form S-1 or such other form of Registration Statement as is then available to effect a registration of the Registrable Securities, subject to the consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned) covering the resale of all Registrable Securities requested or required to be included in such Registration Statement filed pursuant to Section 2(c)(i) and not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415.

(iv)               Notwithstanding anything to the contrary in this Agreement, the rights described in Section 2(c)(i) shall not be available with respect to any Registrable Securities (i) at such time as there is an effective Registration Statement available for the resale of the Registrable Securities, (ii) prior to initial effectiveness of the Mandatory Registration Statement, or (iii) at any time during which the Company has maintained “current public information” (as such term is used in Rule 144(c)).

(d)           Notices. Each Investor acknowledges and agrees that, in the event the Company would be required by the terms of this Section 2 to provide notice to such Investor of the filing of any Registration Statement, the Company shall provide such notice only to Legal Counsel, unless such Investor has given prior written instructions to the contrary to the Company.

Section 3.              Obligations of the Company. In connection with any registration of the Registrable Securities hereunder, the Company shall have the following obligations:

(a)           The Company shall prepare promptly, and file with the SEC as soon as practicable after such registration obligation arises hereunder (but in no event later than the applicable Filing Deadline), such Registration

Statements with respect to the Registrable Securities as provided in Section 2(a) or Section 2(c), and thereafter use its commercially reasonable efforts to cause each such Registration Statement relating to Registrable Securities to become effective as soon as possible after such filing and no later than the applicable Registration Deadline, and shall use its commercially reasonable efforts to keep the Registration Statement current and effective pursuant to Rule 415 at all times after its effective date until, in the case of the Mandatory Registration Statement, the third (3rd) anniversary of the effective date of such Registration Statement or, in the case of any Demand Registration Statement, the earlier of (x) the third (3rd) anniversary of the effective date of such Registration Statement or (y) all Registrable Securities included in such Registration Statement no longer constitute Registrable Securities (such period, the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein), except for information provided in writing by an Investor pursuant to Section 4(a) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading. If at any time following the filing of a Registration Statement when the Company is required to re-evaluate its Form S-3 eligibility and the Company determines that it is not eligible to register the Registrable Securities on Form S-3, the Company shall use its reasonable best efforts to (i) as promptly as practicable, if the Company is not eligible at such time to file a Registration Statement on Form S-3, post-effectively amend the Registration Statement to a Registration Statement on Form S-1, or file a new Registration Statement on Form S-1, covering all of the Registrable Securities, (ii) cause such post-effective amendment or Registration Statement declared effective by the SEC, and (iii) keep such Registration Statement effective during the Registration Period.

(b)           The Company shall furnish to each Investor and Legal Counsel (i) promptly after the same is prepared and publicly distributed, publicly filed with the SEC or received by the Company, one copy of each Registration Statement and any amendment thereto (other than the Company’s filings under the Exchange Act and other than any amendment or supplement to a Registration Statement that is substantially similar to the Company’s filings under the Exchange Act), each preliminary prospectus and prospectus and each amendment or supplement thereto, and, each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought or intends to seek confidential treatment, which contains or reflects any material non-public information with respect to the Company or its securities), and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as an Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor; provided that the Company may provide any such copies in electronic form only. The Company will promptly notify each Investor by email of the effectiveness of each Registration Statement or any post-effective amendment thereto.

(c)           To the extent applicable, the Company will use commercially reasonable efforts to promptly respond to any and all comments received from the SEC with respect to any Registration Statement filed pursuant to this Agreement, with a view towards causing each Registration Statement or any amendment thereto to become effective (to the extent required, by declaration or ordering of effectiveness of such Registration Statement or amendment by the SEC) as soon as practicable, but in no event later than five (5) Business Days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review, in which case the Company shall file within two (2) Business Days a request for acceleration of effectiveness of such Registration Statement (to the extent required, by declaration or ordering of effectiveness, of such Registration Statement or amendment by the SEC) to a time and date not later than two (2) Business Days after the submission of such request. No later than two (2) Business Days after the Registration Statement (other than in connection with an Automatic Registration Statement) becomes effective, the Company shall file with the SEC the final prospectus included in the Registration Statement pursuant to Rule 424 (or successor thereto) under the Securities Act.

(d)           The Company shall use its commercially reasonable efforts to (i) register and qualify, in any jurisdiction in the United States where registration and/or qualification is required, the Registrable Securities covered by the Registration Statements under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investors shall reasonably request, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided that in no event shall the Company be required to qualify to do business as a foreign corporation in any jurisdiction where it would not, but for the requirements of this Section 3(d), be required to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction, except where the Company is then already required to be so qualified, already subject to taxation or required to consent to general service of process.

(e)           As promptly as practicable after becoming aware of such event, the Company shall (i) notify each Investor that holds Registrable Securities of the happening of any event, of which the Company has knowledge, as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) use its commercially reasonable efforts to promptly prepare a supplement or amendment to any Registration Statement to correct such untrue statement or omission, and (iii) deliver such number of copies of such supplement or amendment to each Investor as such Investor may reasonably request.

(f)            The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order as promptly as reasonably practicable, and to notify each Investor that holds Registrable Securities covered by such Registration Statement of the issuance of such order and the resolution thereof, in each case as promptly as reasonably practicable.

(g)           The Company shall permit Legal Counsel to review each Registration Statement and all amendments and supplements thereto (other than the Company’s filings under the Exchange Act and other than any amendment or supplement to a Registration Statement that is substantially similar to the Company’s filings under the Exchange Act), a reasonable period of time prior to their filing with the SEC (not less than four (4) Business Days) and not file any documents in a form to which Legal Counsel reasonably objects and will not request acceleration of such Registration Statement without prior notice to Legal Counsel; provided that notwithstanding the foregoing, in no event shall the Company be (i) required to file any document with the SEC which in the view of the Company or its counsel contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading or (ii) prohibited from filing any document with the SEC which the Company or its counsel reasonably believes to be required by law to be so filed.

(h)           The Company shall use its commercially reasonable efforts to cause all the Registrable Securities covered by each Registration Statement to be listed on the principal U.S. securities exchange on which securities of the same class or series issued by the Company are then listed.

(i)            The Company shall provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the initial Registration Statement.

(j)            The Company shall cooperate with each Investor that holds Registrable Securities being offered to facilitate the timely crediting of the Registrable Securities sold pursuant to such Registration Statement to the applicable account (or accounts) with The Depository Trust Company through its DWAC system, in any such case as such Investor may reasonably request. Within five (5) Business Days after a Registration Statement which includes Registrable Securities becomes effective, the Company shall deliver, and, if required by the transfer agent, shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities an appropriate instruction and an opinion of such counsel in the form required by the transfer agent in order to issue or transfer (as applicable) the Registrable Securities free of restrictive legends upon their sale pursuant to an effective Registration Statement. Each Investor agrees that (i) it will sell the Registrable Securities pursuant either to an effective Registration Statement or pursuant to Rule 144, (ii) if such Registrable Securities are sold pursuant to a Registration Statement, they will be sold while such Registration Statement is effective and available for resale of the Registrable Securities, in compliance with the plan of distribution set forth therein, and (iii) furnish to the Company and its counsel any certificates and other documents as reasonably requested by the Company or its counsel necessary for issuing instructions to the transfer agent or issuing an opinion of counsel regarding the issuance or transfer of the Registrable Securities. The Company and its counsel shall be entitled to rely on the foregoing agreement of each Investor.

(k)           The Company shall not, and shall not agree to, allow the holders of any Common Shares or other securities of the Company to include any of their securities (other than Registrable Securities) in any Registration Statement without the consent of Investors holding a majority-in-interest of the then outstanding Registrable Securities. In addition, the Company shall not include any securities for its own account or the account of others in any Registration Statement without the consent of Investors holding a majority-in-interest of the then outstanding Registrable Securities.

(l)            The Company shall comply in all material respects with all applicable laws related to a Registration Statement and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC).

(m)          If required by the FINRA Corporate Financing Department, the Company shall promptly effect a filing with FINRA pursuant to FINRA Rule 5110 (or successor thereto) with respect to any Registration Statement (an “Issuer Filing”), and pay the filing fee required by such Issuer Filing. The Company shall use its commercially reasonable efforts to pursue the Issuer Filing until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by the Registration Statement.

(n)           If at any time the SEC advises the Company in writing that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act, the Company shall use its commercially reasonable efforts to persuade the SEC that the offering contemplated by a Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Investors is an “underwriter.” The Investors shall have the right to have their respective legal counsel be advised of, and consulted with regarding any meetings or discussions with the SEC regarding the SEC’s position and to comment or have their respective legal counsel comment on any written submission made to the SEC with respect to such matters. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 3(n), the SEC refuses to alter its position, the Company shall remove from the Registration Statement such portion of the Registrable Securities as the SEC requires in writing be removed therefrom. Any such cut-back imposed by the SEC as contemplated by this Section 3(n) shall be imposed on a pro rata basis based upon the Registrable Securities held by each of the Investors.

(o)           Subject to the limitations contained herein, the Company shall use commercially reasonable efforts to take all other reasonable actions arising out of its obligations under this Agreement and necessary to facilitate the disposition by the Investors of the Registrable Securities pursuant to a Registration Statement.

(p)           Notwithstanding anything to the contrary in this Agreement, the Company may postpone effecting a Registration or, at any time after the effective date of the applicable Registration Statement, the Company may suspend the use of any prospectus forming a part of such Registration Statement, if (i) the Board of Directors of the Company determines that any registration or offering of Registrable Securities should not be made or continued because it would materially and adversely interfere with any existing or potential material financing, acquisition, corporate reorganization, merger, share exchange or other transaction or event involving the Company or any of its subsidiaries or because the Company does not have appropriate financial statement of any acquired or to-be-acquired entities available for filing, or (ii) the Board of Directors of the Company determines that the Company would otherwise be required to disclose material non-public information concerning the Company, the disclosure of which is not otherwise required and which the Company has a bona fide business purpose for preserving in confidence (the period of such postponement or suspension, a “Grace Period”); provided that the Company shall (A) promptly notify the Investors in writing of the existence of the Grace Period (provided that in each notice the Company shall not disclose the content of any material non-public information to any Investor unless otherwise requested in writing by such Investor) and the date on which the Grace Period will begin, and (B) as soon as such date may be determined, promptly notify the Investors in writing of the date on which the Grace Period ends; and, provided further that (1) no Grace Period shall exceed sixty (60) consecutive days, (2) during any three hundred sixty five (365) day period, such Grace Periods shall not exceed an aggregate of one hundred twenty (120) days, (3) the first day of any Grace Period must be at least sixty (60) days after the last day of any prior Grace Period, and (4) no Grace Period may postpone the effectuation of any Registration or otherwise affect the Filing Deadline in respect of any Registration as to which the Registration Deadline has been otherwise extended pursuant to the last sentence of the definition thereof (each Grace Period that satisfies all of the requirements of this Section 3(p) being referred to as an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (A) and shall end on and include the later of the date the Investors receive the notice referred to in clause (B) and the date referred to in such notice. The provisions of Section 3(a) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(e) with respect to the information giving rise thereto unless such material non-public information is no longer applicable.

Section 4.              Obligations of the Investor. In connection with the registration of the Registrable Securities, each Investor shall have the following obligations:

(a)           It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of an Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor of the information the Company requires from such Investor. Any such information shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)           Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of the Investor’s Registrable Securities from such Registration Statement.

(c)           Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(e) or Section 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(e) or Section 3(f).

Section 5.              Expenses of Registration. All reasonable expenses, other than underwriting discounts and commissions or other charges of any broker-dealer acting on behalf of the Investors, incurred in connection with registrations, filings or qualifications pursuant to Section 2 or Section 3, including all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for the Company shall be borne by the Company. The Company shall also reimburse the Investors for the reasonable and documented fees and disbursements of Legal Counsel in connection with registrations pursuant to Section 2 or Section 3 of this Agreement; provided that the aggregate amount of such reimbursements under this Agreement shall not exceed $25,000.

Section 6.              Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

(a)           The Company will indemnify, hold harmless and defend (i) each Investor, (ii) the directors, officers, partners, managers, members, employees and agents of each Investor, and each Person who controls any Investor within the meaning of the Securities Act or the Exchange Act, if any, and (iii) the directors, officers, partners and employees of, and each Person who controls, any such underwriter within the meaning of the Securities Act or the Exchange Act, if any (each, an “Indemnified Person”), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self-regulatory organization, whether commenced or threatened, in respect thereof, “Claims”) to which any of them may become subject insofar as such Claims arise out of or are based upon (A) any untrue statement or alleged untrue statement of a material fact in any Registration Statement, or any amendment or supplement thereto, or any filing made under state securities laws as required hereby, or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading; (B) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment or supplement thereto, or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading; or (C) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities, and relating to any action required by or inaction by the Company in connection with the offer or sale of the Registrable Securities (the matters in the foregoing clauses (A) through (C) being, collectively, “Violations”). The Company shall reimburse the Indemnified Person, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees and other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) shall not apply to a Claim arising out of or based upon a Violation to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Person expressly for use in connection with the preparation of such Registration Statement or related prospectus or any such amendment thereof or supplement thereto, or to any amounts paid in settlement of any Claim effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by any of the Investors pursuant to Section 9.

(b)           Promptly after receipt by an Indemnified Person under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person shall, if a Claim in respect thereof is to be made against the Company under this Section 6, deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnified Person, as the case may be; provided, however, that an Indemnified Person shall have the right to retain its own counsel with the reasonable and documented fees and expenses to be paid by the Company, if, in the opinion of counsel for such Indemnified Person, the representation by such counsel of the Indemnified Person and the Company would be inappropriate due to actual or potential differing interests between such Indemnified Person and any other party represented by such counsel in such proceeding. The Company shall pay for only one separate legal counsel (in addition to one separate local counsel, if required) for the Indemnified Persons, and such legal counsel shall be selected by the Investors. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnified Person under this Section 6, except to the extent that the Company is actually prejudiced in its ability to defend such action, and shall not relieve the Company of any liability to the Indemnified Person otherwise than pursuant to this Section 6. The Company shall not, without the prior written consent of the Indemnified Persons, consent to entry of any judgment or enter into any settlement or other compromise with respect to any Claim in respect of which indemnification or contribution may be or has been sought hereunder (whether or not any such Indemnified Person is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Persons of a full release from all liability with respect to such Claim or which includes any admission as to fault or culpability on the part of any Indemnified Person. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as any expense, loss, damage or liability is incurred and is due and payable.

(c)           Each Investor will indemnify, hold harmless and defend (i) the Company, and (ii) the directors, officers, partners, managers, members, employees and agents of the Company, if any (each, a “Company Indemnified Person”), against any Claims to which any of them may become subject insofar as such Claims arise out of or are based upon any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities, which occurs due to the inclusion by the Company in a Registration Statement or prospectus, or any amendment or supplement thereto, of false or misleading information about an Investor, where such information was furnished in writing to the Company by or on behalf of such Investor expressly for the purpose of inclusion in such Registration Statement or prospectus. Notwithstanding anything herein to the contrary, the indemnity agreement contained in this Section 6(c) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investors, which consent shall not be unreasonably withheld, delayed or conditioned; and provided, further, however, that an Investor shall be liable under this Section 6(c) for only that amount of a Claim as does not exceed the net amount of proceeds received by such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement.

(d)           Promptly after receipt by a Company Indemnified Person under this Section 6 of notice of the commencement of any action (including any governmental action), such Company Indemnified Person shall, if a Claim in respect thereof is to be made against any Investor under this Section 6, deliver to such Investor a written notice of the commencement thereof, and such Investor shall have the right to participate in, and, to the extent such Investor so desires, to assume control of the defense thereof with counsel mutually satisfactory to such Investor and such Company Indemnified Person. No Investor shall, without the prior written consent of the Company, consent to entry of any judgment or enter into any settlement or other compromise with respect to any Claim in respect of which indemnification or contribution may be or has been sought by any Company Indemnified Person hereunder (whether or not any such Company Indemnified Person is an actual or potential party to such action or claim) which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Company Indemnified Persons of a full release from all liability with respect to such Claim or which includes any admission as to fault or culpability on the part of any Company Indemnified Person.

Section 7.              Contribution. If for any reason the indemnification provided for in Section 6(a) or Section 6(c) (as applicable) is unavailable to an Indemnified Person or Company Indemnified Person (as applicable) or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the Indemnified Person or Company Indemnified Person (as applicable) as a result of the Claim in such proportion as is appropriate to reflect the relative fault of the Indemnified Person or Company Indemnified Person (as applicable) and the indemnifying party (provided that the relative fault of any Company Indemnified Person shall be deemed to include the fault of all other Company Indemnified Persons), as well as any other relevant equitable considerations. No Person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of an Investor be greater in amount than the net amount of proceeds received by such Investor as a result of the sale of Registrable Securities giving rise to such contribution obligation pursuant to the applicable Registration Statement (net of the aggregate amount of any damages or other amounts such Investor has otherwise been required to pay (pursuant to Section 6(c) or otherwise) by reason of such Investor’s untrue or alleged untrue statement or omission or alleged omission).

Section 8.              Reports Under the Exchange Act. With a view to making available to the Investors the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration, the Company agrees to, during the period when there are Registrable Securities outstanding (or deemed hereunder to be outstanding):

(a)           make and keep public information available, as those terms are understood and defined in Rule 144;

(b)           file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(c)           so long as any of the Investors owns Registrable Securities, promptly upon request, furnish to such Investor a written statement by the Company that it has complied with the reporting requirements of the Exchange Act as required for applicable provisions of Rule 144.

Section 9.              Assignment. The rights under this Agreement shall be automatically assignable by each Investor to any transferee of all or any portion of the Registrable Securities if: (a) such Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (b) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee, and (ii) the securities with respect to which such registration rights are being transferred or assigned, and (c) at or before the time the Company receives the written notice contemplated in clause (b) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein as applicable to an Investor. In the event that the Company receives written notice from an Investor that it has transferred all or any portion of its Registrable Securities pursuant to this Section, the Company shall have up to ten (10) days to file any amendments or supplements necessary to keep a Registration Statement current, effective and available for the resale of all of the Registrable Securities pursuant to Rule 415; provided that the Company shall not be obligated to file more than one amendment or supplement to a Registration Statement or Prospectus pursuant to this Section 9 in any six-month period. The Company shall not assign this Agreement (or any rights or obligations hereunder) without the prior written consent of the holders of a majority-in-interest of the then-outstanding Registrable Securities.

Section 10.            Amendment. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of the Company and the holders of a majority in interest of then-outstanding Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each of the Investors and the Company.

Section 11.            Miscellaneous.

(a)            Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by electronic mail and shall be effective upon receipt, in each case addressed to a party. The addresses for such communications shall be:

If to the Company:

ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
Attention: Legal Department
Phone: +41 21 653 02 00
Email: legal@adctherapeutics.com

with a copy to (which copy alone shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attn:      Deanna L. Kirkpatrick
                Yasin Keshvargar
                David Li
Phone:    (212) 450-4000
Email:     deanna.kirkpatrick@davispolk.com
                yasin.keshvargar@davispolk.com
                david.li@davispolk.com

If to a Holder:

If to entities affiliated with Blue Owl Capital Inc.:

399 Park Avenue

New York, New York 10022

Attention: Bryan Cole

Phone: 212-419-3035

Fax: 646-677-6910

Email: bryan@owlrock.com; adminagent@blueowl.com; PrivateFunds@blueowl.com

If to entities affiliated with Oaktree Capital Group, LLC:

Oaktree LSL Holdings EURRC S.à r.l.

26A, boulevard Royal

L-2449 Luxembourg

Grand Duchy of Luxembourg

Attn: Board of managers

Email: luxembourgcredit@oaktreecapital.com

With a copy to:

Oaktree Specialty Lending Corporation

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

United States of America

Attn: Rahul Anand

Email: ranand@oaktreecapital.com

With a copy to (which copy alone shall not constitute notice) to Legal Counsel.

Each party shall provide notice to the other party of any change in address, and any additional Investor shall provide its address for purposes hereof to the Company.

(b)           Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

(c)           All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, borough of Manhattan (and, in each case, the applicable state and federal appeals courts sitting in the City of New York or, if not available or applicable, the State of New York). Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provision of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d)           This Agreement, the Purchase Agreement and the Warrants (collectively, the “Transaction Documents”) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. This Agreement and the other Transaction Documents (including all schedules and exhibits hereto and thereto) supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(e)           Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto, and the provisions of Section 6 and Section 7 hereof shall inure to the benefit of, and be enforceable by, each Indemnified Person and Company Indemnified Person (as applicable).

(f)            The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(g)           This Agreement and any amendments hereto may be executed and delivered in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when counterparts have been signed by each party hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format data file or by other electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf” or other electronic signature page were an original thereof. No party hereto shall raise the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine, e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

(h)           The parties hereto acknowledge that a breach by it of its obligations hereunder will cause irreparable harm to the non-breaching party hereto by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, the parties hereto acknowledge that the remedy at law for breach of its obligations hereunder will be inadequate and agrees, in the event of a breach or threatened breach by any other party hereto of any of the provisions hereunder, that the non-breaching party hereto shall be entitled, in addition to all other available remedies in law or in equity, to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

(i)            The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(j)             In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

(k)           There shall be no oral modifications or amendments to this Agreement. This Agreement may be modified or amended only in writing.

(l)            The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no provision of this Agreement is intended to confer any obligations on any Investor vis-à-vis any other Investor. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned Investors and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY: ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
Name: Ameet Mallik
Title: Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned Investors and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTORS:

OR OPPORTUNISTIC DL (C), L.P.

By:  OR Opportunistic DL (C) GP, LLC

its General Partner

By:  Owl Rock Capital Group LLC

its Sole Member

By: /s/ Meenal Mehta

Name: Meenal Mehta

Title: Authorized Signatory

OWL ROCK OPPORTUNISTIC MASTER FUND II, L.P.

By: Owl Rock Opportunistic GP, LLC

its General Partner

By: /s/ Meenal Mehta

Name: Meenal Mehta

Title: Authorized Signatory

[Signature Page to Registration Rights Agreement]

INVESTORS:

OAKTREE LSL HOLDINGS EURRC S.À R.L., a private limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 26A, boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B263341

By: /s/ Martin Eckel

Name: Martin Eckel

Title: Manager

OAKTREE SPECIALTY LENDING CORPORATION

By: Oaktree Fund Advisors, LLC

Its: Investment Adviser

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

OAKTREE AZ STRATEGIC LENDING FUND, L.P.

By: Oaktree AZ Strategic Lending Fund GP, L.P.

Its: General Partner

By: Oaktree Fund GP IIA, LLC

Its: General Partner

By: Oaktree Fund GP II, L.P.

Its: Managing Member

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Authorized Signatory

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Authorized Signatory

OAKTREE STRATEGIC CREDIT

FUND

By: Oaktree Fund Advisors, LLC

Its: Investment Advisor

[Signature Page to Registration Rights Agreement]

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

INVESTORS:

OAKTREE DIVERSIFIED INCOME FUND, INC.

By: Oaktree Fund Advisors, LLC

Its: Investment Adviser

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President

OAKTREE LOAN ACQUISITION FUND, L.P.

By: Oaktree Fund GP IIA, LLC

Its: General Partner

By: Oaktree Fund GP II, L.P.

Its: Managing Member

By: /s/ Jessica Dombroff

Name: Jessica Dombroff

Title: Vice President

By: /s/ Maria Attaar

Name: Maria Attaar

Title: Vice President